August 5, 2008

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara Jacobs
Matthew Crispino

Re:	Rackspace Hosting, Inc.
Registration Statement on Form S-1
File No. 333-150469

Acceleration Request

Requested Date:	August 7, 2008
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rackspace Hosting, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-150469) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company also requests that the registration statement on Form 8-A (File No. 001-34143) filed with the Commission on July 31, 2008 be declared effective concurrently with the Registration Statement.

The Company hereby authorizes Brian K. Beard of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Brian K. Beard, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5422.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Brian K. Beard via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, P.C., 900 S. Capital of Texas Highway, Las Cimas, 5th Floor, Austin, TX 78746-5546.

Sincerely,

RACKSPACE HOSTING, INC.

By:	/s/ Alan Schoenbaum
Alan Schoenbaum
Senior Vice President, General Counsel and Secretary